UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D
                         (Rule 13d-101)


         Information to Be Included In Statements Filed
            Pursuant to Rule 13d-1(a) and Amendments
             Thereto Filed Pursuant to Rule 13d-2(a)
                       (Amendment No. 2)*


                EURO TECH HOLDINGS COMPANY LIMITED
--------------------------------------------------------------------
                        (Name of Issuer)


            Ordinary Shares, par value $.01 per share
--------------------------------------------------------------------
                 (Title of Class of Securities)


                          G32030101
--------------------------------------------------------------------
                         (CUSIP Number)


                      Patrick Kai Tai Yeung
                  37-37A Jordan Road, 4th Floor
                   Doubleset Commercial Centre
                     Kowloon, Hong Kong SAR
                             China
--------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                          July 2, 2004
--------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13D  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box. /___/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Page 1 of 5 Pages

                          SCHEDULE 13D


----------------------------------------------------------------------
CUSIP No.: G32030101                             Page 2 of 5 Pages
----------------------------------------------------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Patrick Kai Tai Yeung              No Tax ID No.
                                              - Not U.S. Citizen
----------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]

                                                               (b) [ ]
----------------------------------------------------------------------

3          SEC USE ONLY

----------------------------------------------------------------------

4          SOURCE OF FUNDS*

           PF
----------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]

----------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Hong Kong
----------------------------------------------------------------------

           7      SOLE VOTING POWER

                  209,786
 NUMBER   -----------------------------------------------------------
   OF
 SHARES    8      SHARED VOTING POWER
BENEFICIA
   LLY            0
OWNED BY   -----------------------------------------------------------
  EACH
REPORTING  9      SOLE DISPOSITIVE POWER
 PERSON
  WITH            209,786
           -----------------------------------------------------------

           10     SHARED DISPOSITIVE POWER

                  0
           -----------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           209,786
----------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         [ ]

----------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 4.89%
----------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*

           IN
----------------------------------------------------------------------

             * SEE INSTRUCTIONS BEFORE FILLING OUT *

Item 1. Security and Issuer
        -------------------

      The class of securities to which this Schedule 13D relates is the Ordinary Shares, par value $.01 per share (the "Ordinary Shares"), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong.

Item 2. Identity and Background
        -----------------------

      This statement is being filed by Patrick Kai Tai Yeung (the
"Reporting Person"). Other than his holdings in the Issuer, the Reporting Person has no affiliation with the Issuer.

      The  business  address of the Reporting Person  is:  37-37A
Jordan  Road,  4th  Floor, Doubleset Commercial Centre,  Kowloon,
Hong Kong, SAR, China.

      During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

      Upon the closing of Issuer's initial public offering in March 1997, Issuer issued 1,400,000 of its Ordinary Shares for 1,000,000 shares of Euro Tech (Far East) Ltd. ("Far East"), which constituted all of the capital stock of Far East. The business operations of Far East constituted the principal operations of the Issuer. Regent Earning Ltd. owned 734,000 shares of Far East's capital stock, and received, of record, a proportionate number of shares of the Issuer's Ordinary Shares (1.4 shares of the Issuer's Ordinary Shares for each share of Far East). The Reporting Person had previously used personal funds to make an investment in Far East.

      On or about December 21, 1999, Regent authorized the transfer of certain of its Ordinary Shares to certain of its shareholders, including the Reporting Person. As a result and after giving effect to Issuer stock dividends, the Reporting Person had received 275,186 Ordinary Shares of the Issuer. Thereafter, the Reporting Person reduced his share ownership to 228,186 by on or about April 30, 2004. Since May 1, 2004, the Reporting Person has sold an additional 18,400 Ordinary Shares with the last sales occurring on July 2, 2004 for 10,500 Ordinary Shares. The foregoing sales reduced the Reporting Person's ownership to 209,786 Ordinary Shares.



                          Page 3 of 5 Pages

Item 4.  Purpose of Transactions
         -----------------------

     Investment purposes.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

      The Reporting Person possesses sole voting and dispositive power as to all of the Ordinary Shares of the Issuer owned by him, representing approximately 4.89% of the Issuer's issued and outstanding Ordinary Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
         --------------------------------------------------------

     None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

     None.
























                          Page 4 of 5 Pages

                           SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



Dated:  July 20, 2004              /s/ Patrick Kai Tai Yeung
                                   ------------------------------
                                   Patrick Kai Tai Yeung

























                          Page 5 of 5 Pages